

September 16, 2010

Mr. Yongzhi Jiang
Joint Company Secretary
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 23, 2010**
> **File No. 1-14966**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Risk Factors, page 12

Changes in laws and regulations could have an adverse effect…, page 14

1. We note your disclosure on page 14 concerning the risks related to your non-PRC interests, as well as your acknowledgment of your "geographic risk profile," a reference to the fact that your operations and assets are mainly in the People's Republic of China. Please add risk-factor disclosure that specifically addresses your geographic risk profile stemming from the concentration of your market risk in China. Alternatively, tell us why you believe this does not pose a material risk.

Our controlling shareholder, CNOOC, or its affiliates' activities…, page 15

2.   We note from pages 13 and 45 that CNOOC indirectly owns 64.41% of your shares and is your controlling shareholder. We are aware of a September 2008 news report that CNOOC was a partner in certain oil exploratory leases in Cuba, of a July 2009 news report that CNOOC was a major end-user of the Sudanese Dar Blend crude, and of an April 2010 news report that CNOOC was participating in talks to finalize a $16 billion deal to develop the North Pars gas field and construct a liquefied natural gas plant in Iran. As you know, Cuba, Sudan, and Iran are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with updated information, since your letter to us dated May 21, 2007, regarding (i) any dividends, loans or other payments you have made to CNOOC that you know have been used or that may be used to fund operations in Cuba, Iran or Sudan; and (ii) any of your directors, officers or employees who also are engaged in activities associated with CNOOC and Cuba, Iran or Sudan.

Information on the Company, page 16

History and Development, page 16

3.   We note your disclosure on pages 16-17 regarding certain undertakings which your controlling shareholder, China National Offshore Oil Corporation, has made to you. Please disclose how those undertakings are memorialized.

Business Overview, page 17

4.   You describe yourself as an "independent" exploration and development company. Given that the PRC holds a 64.41% controlling interest in CNOOC and that it also holds controlling interests in PetroChina and Sinopec, clarify your statement that you are independent.

5.   In this regard, we note your disclosure throughout the filing regarding your relationships with PetroChina and Sinopec, which are also controlled by the Chinese government. In footnote 34 on page F-59, for example, you disclose that Sinopec and PetroChina are by far your largest customers, and on page 36 you state that these companies are also your principal competitors. Please describe more comprehensively the interdependence between you, PetroChina, Sinopec, and the Chinese government, clarifying the implications of your position as part of a state-controlled oil and gas oligopoly. For example, and without limitation, discuss the following:

- How the Chinese government influences the planning and execution of your business plan and operations.

- The extent to which the Chinese government coordinates policies or actions on behalf of you and these other related companies.; For example, clarify whether you and either PetroChina and Sinopec pursue the same production sharing contracts or other ventures and, if so, the role of the government in the selection

Delivery Commitment, page 34

6. We note your disclosure that you did not have any material delivery commitments at December 31, 2009. Please tell us how you considered the take-or-pay contracts you describe on page F-23 with respect to your disclosures pursuant to Item 1207 of Regulation S-K.

Operating Hazards and Uninsured Risks, page 40

7. We note your disclosure on page 40 concerning your insurance coverage. In light of recent events involving the oil spill in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims; and

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects, including your coverage for operational third-party liability with respect to onshore and offshore activities, including environmental risk such as oil spills.

In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from of your offshore operations.

Operating and Financial Review and Prospects, page 46

F. Tabular Disclosure of Contractual Obligations, page 61

8. It is unclear from your disclosure whether the long term debt you present in this table includes the related interest payments. Please tell us how you have considered footnote

46 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Related Party Transactions, page 74

9.   We note your disclosure in footnote 29 on page F-53 that you have not included certain transactions with other state-owned enterprises in your related-party transaction disclosure because you consider the transactions to be "in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises." Please tell us what transactions you are omitting, and explain your basis for concluding that these transactions do not meet the disclosure threshold under Item 7.B(1)-(2).

Engineering Comments

Risk Factors, page 12

The oil and gas reserve estimates in this annual report may require substantial revision as a result of future drilling, testing, production and oil and gas price changes, page 12

10.   We note your statement "Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time." Please expand this to discuss also the factors over which you do have control, e.g. recovery factor estimates, projected production decline rates.

Extreme weather conditions may have a material and adverse impact on us and could result in losses that are not covered by insurance, page 14

11.   We note your risk factors do not address potential losses due to insufficient control of drilling wells. Please expand your discussion to include the consequences of loss of hydrocarbon containment, i.e. blow outs. Address offshore incidents separately.

Business Overview, page 17

Competitive cost structure, page 18

12.   With a view toward possible disclosure, please explain to us the "new technologies" that you have adopted to minimize your offshore China lifting costs.

Proved Undeveloped Reserves, page 25

13.   We note the disclosure that your proved undeveloped reserves decreased by 131 million BOE in 2009 including 333 million BOE converted to the proved developed category. Paragraph (b) of Item 103 of Regulation S-K requires the disclosure of "material changes

in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." Please amend your document to expand your disclosure to include the other sources of change to your PUD reserves, e.g. discoveries and extensions, revisions.

Bohai Bay, page 28

14.   We note your statement, "Because of our streamlined management, the decline rates of existing oilfields in Bohai Bay have been slowed over time." Please explain to us the role of "streamlined management" in the decline rates of Bohai Bay fields.

Oil and Gas Production, Production Prices and Production Costs, page 31

15.   Paragraph (b)(2) of Item 1204 of Regulation S-K specifies the disclosure of the average production cost, not including ad valorem and severance taxes, per unit of production. On page 18, you state "Lifting costs consist of operating expenses and production taxes." Please amend your document to modify the "Average Lifting Cost" table to present the unit production costs without production tax as well as the production tax per BOE.

Oil and Gas Properties, Wells, Operations, and Acreage, page 34

16.   We note the "Undeveloped Acreage(km^2)" table. Paragraph (b) of Item 1208 of Regulation S-K specifies the disclosure of minimum remaining terms of material leases and concessions. If applicable, please amend your document to comply with Item 1208.

Production Sharing Formula, page 38

17.   We note that the two line items payable to the PRC government - production tax and royalty – are either a share of production or a share of revenue from production. With a view towards possible disclosure:
  • Please explain to us the distinctions between these items; and
  • Tell us whether your disclosed proved reserves are net of royalty due the PRC government.

Exhibit 15.1

18.   We note that the Ryder Scott report did not present the bench mark oil and gas prices or the average adjusted prices used in the estimation of proved reserves. Please procure a third party report that includes these items

19.   This report is filed pursuant to Item 1202(a)(8) of Regulation S-K. It is therefore inappropriate to suggest that only CNOOC may rely on it without written consent as is done in the last paragraph of this exhibit. Amend the report to remove that limitation.

<u>Exhibit 15.2</u>

20.   We note that the Gaffney Cline report did not present the date on which the report was completed and the professional qualifications of the person responsible for the report. In addition, they report that they acted as an independent auditor while you state that they estimated your reserves at Trinidad and Tobago (page 20). Please procure a third party report without these shortfalls.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Alexandra Ledbetter, at (202) 551-3317 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director